Filed by: Pacific Premier Bancorp, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Pacific Premier Bancorp, Inc.
Commission File No.: 000-22193

Date: April 23, 2025

The following communications were made available on April 23, 2025 by Pacific Premier Bancorp, Inc. (“PPBI”) in connection with the proposed transaction between PPBI and Columbia Banking System, Inc.

BANK CUSTOMER ANNOUNCEMENT COMMUNICATION

On April 23, 2025, the following communication was sent to customers of PPBI.

To Our Valued Clients:

We are pleased to announce our agreement to merge Pacific Premier Bank into Umpqua Bank. This exciting combination of two exceptional companies will result in a best-in-class banking franchise unlike anything that currently exists in the western United States.

Umpqua and Pacific Premier are both strong, well-managed, and disciplined banks with complementary products, services, and a combined footprint across eight western states. Umpqua shares our client-centric approach, our dedication to relationship banking, and our unwavering commitment to exemplary service. They are also known for creating a positive environment for employees and enhancing the prosperity of the communities they serve. Together, we will provide you an expanded suite of products, enhanced access, and a continuation of the excellent service you’ve come to expect from Pacific Premier.

As part of Umpqua Bank, you will continue to benefit from the services you utilize today as well as gain access to leasing services, expanded treasury management solutions, a comprehensive array of personal and business wealth management services, single-family mortgages, and a combined network of more than 350 branches throughout the West. Your business and personal banking will be able to grow comfortably with us while you enjoy the same relationships with the bankers you know and trust.

In addition to the merger with Pacific Premier Bank, Umpqua Bank will change its name to Columbia Bank later this year. The Columbia name aligns with the bank’s holding company, Columbia Banking System, and a variety of other brands the bank operates today, including Columbia Wealth Management, Columbia Trust Company, Columbia Private Banking, and Columbia Wealth Advisors. More information on the name change will be provided in coming months.

At this time, no action is required on your part. Please continue to bank confidently with Pacific Premier as you normally would. The merger with Umpqua is anticipated to be completed later this year, subject to regulatory, shareholder, and other required approvals. We are dedicated to creating a seamless experience as we progress with the merger and will keep you informed with regular updates.

You will find additional information about Umpqua Bank and details on what to expect throughout the merger process on the Information Center at UmpquaBank.com/pacific.

If you have any questions, please feel free to contact your banker, visit your local branch, or call us at 855.343.4070. We value your business and look forward to serving you for many years to come.

Sincerely,

Steve Gardner

Chairman and CEO

Pacific Premier Bank

TRUST CLIENT ANNOUNCEMENT COMMUNICATION

On April 23, 2025, the following communication was sent to customers of PPBI.

To Our Valued Clients:

We are pleased to announce our agreement to merge Pacific Premier Bank into Umpqua Bank. This exciting combination of two exceptional companies will result in a best-in-class banking franchise unlike anything that currently exists in the western United States, with the added scale to serve you better.

Umpqua and Pacific Premier are both strong, well-managed, disciplined institutions with complementary products, services, and a combined footprint across eight western states. Umpqua shares our client-centric approach, our dedication to relationship banking, and our unwavering commitment to exemplary service. Together, we will provide you an expanded suite of products, enhanced access, and a continuation of the excellent service you’ve come to expect from Pacific Premier.

What exactly does this mean for you? Our Pacific Premier Trust clients will continue to benefit from the same products, services, technology, and relationship managers you enjoy today. There will be no system conversion or extensive staffing changes.

At this time, no action is required on your part. Please continue to transact confidently with Pacific Premier Trust as you normally would. The merger with Umpqua is anticipated to be completed later this year, subject to regulatory, shareholder, and other required approvals. We are dedicated to creating a seamless experience as we progress with the merger and will keep you informed with regular updates.

You will find additional information about Umpqua Bank and details on the merger process on the Information Center at UmpquaBank.com/pacific.

If you have any questions, please feel free to contact Pacific Premier Trust at 800.962.4238. We value your business and look forward to serving you for many years to come.

Sincerely,

Steve Gardner

Chairman and CEO

Pacific Premier Bank

EMPLOYEE EMAIL

On April 23, 2025, a communication in the form set forth below was distributed by PPBI to its employees.

Re: Pacific Premier and Umpqua Bank

Team,

We just announced that we have entered into a definitive merger agreement with Umpqua Bank, a regional bank with $52 billion in total assets headquartered in Tacoma, Washington.

We will hold a live stream today at 1:30 p.m. PT, during which Steve Gardner, Eddie Wilcox, and Ron Nicolas will share more details (calendar invite to follow with live stream link).

Today’s press release and investor presentation, which contain additional information, are attached. Importantly, this is an expansion for Umpqua, with the combined company having $70 billion in total assets.

Sara Claypool | Sr. Executive Assistant

17901 Von Karman Ave Suite 1200, Irvine, CA 92614

Direct: (949) 864-8506 | Mobile: (949) 769-0275

Fax: (949) 864-8610

www.ppbi.com

LinkedIn

Top Points for Conversations with All Employees

Growing the franchise and preserving our relationship banking approach has always been our focus. Banking industry consolidation and rising costs of technology and other investments make scale important. Umpqua’s culture aligns with our own. Joining Umpqua will create a best-in-class franchise unlike anything that currently exists in the western United States.

Umpqua is the right partner to expand our capabilities while preserving relationship banking and personalized service. Partnering with Umpqua gives us the scale and solutions we need to meet the future while holding onto the values that have made us successful.

Umpqua’s culture is similar. We both value relationships, trust, teamwork and growth. The similarities will make the transition smoother and easier for our people and our clients. Umpqua is also deeply committed to their communities. You’ll learn more about Umpqua’s culture through events and resources before the close.

Joining Umpqua expands what we can do for clients. We gain leasing services, niche business expertise in healthcare, agriculture, Native American banking, additional treasury management solutions, fraud prevention expertise, home lending and more. Umpqua also offers fiduciary trust solutions.

Top Points for Conversations with Client-Facing Staff and Relationship Managers

Don’t give competitors the chance to shape client perceptions. Get to key customers before competitors have a chance to define the merger on their terms.

Stick to the facts. Make sure you can articulate the benefits to customers and overall timing. Make sure clients know their day-to-day experience will not change right away. There will not be a system conversion for trust. Competitors may create noise in the community, but your customers should count on you to answer any questions they have.

Reassure them your relationship will remain intact. They will continue working with you through the transition and beyond. Umpqua values the relationships you’ve built with your customers. You’ll be with them every step of the way.

There are no changes right now. We are still two separate banks until close. Your clients should keep utilizing us the way they always have. Remind them they should not attempt to use Umpqua branches, online banking, ATMs, apps or other services right now.

Service continuity will be preserved as Umpqua intends to retain most customer- facing roles.

For discussions with your team members

General Information

What is happening?

»	We have entered into an agreement to merge Pacific Premier Bank into Umpqua Bank.
»	We expect to close later in 2025 – our name will change at that time, but our systems and services won’t change until a systems conversion, currently expected to occur in Q1 of 2026.

NOTHING IS CHANGING AT THIS TIME

It is important to remember we are separate companies until the close of the merger and we will continue to operate independently until that time. You will receive a communication with the “Rules of the Road” soon to help you understand the do’s and don’ts between now and the close of the merger.

How will we learn more about the merger?

»	Employee FAQs to help answer questions about the merger will be available soon.
»	Umpqua is also building a shared intranet called “The Bridge.” Communication and information sharing will be available through The Bridge.
»	As soon as access to The Bridge is available, we will get you connected.
»	Regular merger updates will also come through email newsletters in the coming weeks.
»	Umpqua leaders are planning visits throughout our markets to get to know you and to give you the opportunity to ask questions. We’ll let you know about those opportunities in advance.

About Umpqua Bank

Who is Umpqua Bank?

»	Umpqua Bank, part of Columbia Banking System, Inc., is a relationship-focused commercial bank that offers personalized service with the expertise and solutions of a national bank.
»	Third largest bank headquartered on the west coast with over $50 billion in assets.
»	Based in Lake Oswego, Oregon and founded in 1953.
»	Approximately 300 locations in Washington, Oregon, California, Nevada, Arizona, Colorado, Utah and Idaho.
»	Retail and commercial banking, leasing, SBA lending, agricultural banking, healthcare banking, Native American banking, institutional and corporate banking, treasury management and global payments.
»	Comprehensive investment services, insurance solutions, wealth management expertise, trust services and private banking through Columbia Wealth Management, a division of Umpqua Bank.
»	Distributes millions annually in contributions, sponsorships and grants through the bank and the Umpqua Bank Charitable Foundation.

What solutions does Umpqua Bank bring to our customers?

Umpqua brings enhanced capabilities that make us even stronger. We gain access to:

»	Expanded treasury management solutions that include an in-house commercial card, a robust international banking platform, comprehensive working capital assessments and additional fraud prevention expertise.
»	Leasing capabilities provided through Umpqua’s subsidiary, Financial Pacific Leasing.
»	A full suite of personal and business wealth management solutions that include private banking, investments backed by the Raymond James platform and insurance services, as well as fiduciary trust solutions, which pair nicely with our existing trust services.
»	Niche business expertise in healthcare, agriculture and Native American banking.
»	A robust home lending offering including more than 70 downpayment assistance programs.
»	A strong retail small business focus that has resulted in the bank being named the top SBA lender in Portland and Seattle for many years, as well as one of the top 20 SBA banks in the nation.

Employment Information

When will I know about my job?

We understand how important this information is to you and your family, and we are committed to getting it to you as soon as possible. All employees will receive notification that they will fall into one of three categories:

»	Continuing — you will be retained, and details will be provided regarding your role in the combined organization.
»	Position elimination at close — you will be released at the close of the acquisition.
»	Position elimination after a specified period — your skills are needed beyond the close of the acquisition. You will be retained for a specified period post-close and then released.
»	Team members with eliminated positions can apply for other open roles within the company.
»	For eliminated positions, we are currently working on a comprehensive severance package which will be communicated as soon as possible.

For conversations with client-facing staff and relationship managers

Supporting your clients should be your highest priority

This announcement may come as a surprise, and you should share the news with your clients as quickly as possible. How we communicate in the next few days and weeks will cement their first impressions.

Competitors may attempt to use this announcement to reach out to your clients and may not represent the facts accurately. Get to your clients first.

Client perceptions and first impressions of the announcement will be shaped by your first conversation. Be sure you can articulate client benefits, the overall timing of the merger and reiterate that nothing is changing right away. The bank will be sending notices and is making information available online.

Benefits - Help your clients understand how partnering with Umpqua will benefit their relationship. Client benefits are disclosed in the FAQs. Get familiar with all of the additional services you will be able to offer to support their goals.

» More resources, products, tools and tech – You’ll have more resources to bring to the table to support their relationship.

» We will continue to value relationships, trust and community.

» Greater lending capacity – Clients won’t outgrow us.

» Larger branch network – Ability to conduct business across the western United States.

Reassure them that your job is safe, and your relationship will remain intact. Service continuity will be preserved as Umpqua intends to retain most customer-facing roles. They will continue working with you and you’ll be with them every step of the way through the transition. Trust will not undergo a system conversion. They should come to you with any questions or rumors about the merger. Competitors may create a lot of noise out in the community, but your clients should count on you to answer any questions they have.

No changes right now. We are still two separate banks until the merger closes, which is expected to occur later in the year. They should keep banking the way they always have. They should keep using Pacific Premier’s existing branches, ATMs and website for banking. Clients won’t be able to use any Umpqua services until after the merger closes. Most services won’t be available until the systems conversion, which is expected to occur in early 2026. Clients will always receive information about any changes to their banking services well in advance.

Forward-Looking Statements

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”) (the “Transaction”), the plans, objectives, expectations and intentions of Columbia and Pacific Premier, the expected timing of completion of the Transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “believe,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within Columbia’s or Pacific Premier’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the success, impact, and timing of Columbia’s and Pacific Premier’s respective business strategies, including market acceptance of any new products or services and Columbia’s and Pacific Premier’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Columbia and Pacific Premier are parties; the outcome of any legal proceedings that may be instituted against Columbia or Pacific Premier; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain shareholder or stockholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in Columbia’s or Pacific Premier’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Columbia and Pacific Premier do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic Transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of Columbia and Pacific Premier promptly and successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of Columbia and Pacific Premier. Additional factors that could cause results to differ materially from those described above can be found in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the Securities and Exchange Commission (the “SEC”) (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000887343/000088734325000054/colb-20241231.htm#i6860d1bb88754f2d85d33ee6bd121966_493) and available on Columbia’s investor relations website, www.columbiabankingsystem.com, under the heading “SEC Filings,” and in other documents Columbia files with the SEC, and in Pacific Premier’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the SEC (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1028918/000102891825000014/ppbi-20241231.htm) and available on Pacific Premier’s website, www.investors.ppbi.com, under the heading “SEC Filings” and in other documents Pacific Premier files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Columbia nor Pacific Premier assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information and Where to Find It

In connection with the proposed Transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and Pacific Premier and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Columbia and Pacific Premier will be submitted to Columbia’s and Pacific Premier’s shareholders or stockholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, COLUMBIA SHAREHOLDERS AND PACIFIC PREMIER STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders or stockholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, Columbia and Pacific Premier, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Columbia Banking System, Inc., Attention: Investor Relations, 1301 A Street, Tacoma, WA 98402-4200, (503) 727-4100 or to Pacific Premier Bancorp, Inc., Attention: Corporate Secretary, 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, (949) 864-8000.

Participants in the Solicitation

Columbia, Pacific Premier, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Columbia shareholders or Pacific Premier stockholders in connection with the Transaction under the rules of the SEC. Information regarding Columbia’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 25, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000887343/00008 8734325000054/colb-20241231.htm#i6860d1bb88754f2d85d33ee6bd121966_493); in the sections entitled “Board Structure and Compensation,” “Compensation Discussion and Analysis,” “Compensation Tables,” “Information about Executive Officers,” “Beneficial Ownership of Directors and Executive Officers” and “Certain Relationships and Related Transactions” in Columbia’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000887343/000088734325000152/colb-20250403.htm); and other documents filed by Columbia with the SEC. Information regarding Pacific Premier’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Pacific Premier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available at https://www.sec.gov/ix?doc=/ Archives/edgar/data/1028918/000102891825000014/ppbi-20241231.htm); in the sections entitled “Compensation of Non- Employee Directors,” “Security Ownership of Directors and Executive Officers,” “Certain Relationships and Related Transactions,” “Summary Compensation Table,” “Employment Agreements, Salary Continuation Plans, Severance, and Change-in-Control Payments,” and “Summary of Potential Termination Payments” in Pacific Premier’s definitive proxy statement relating to its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (available at https://www.sec.gov/ix?doc=/Archives/ edgar/data/1028918/000155837025004551/ppbi-20250519xdef14a.htm); and other documents filed by Pacific Premier with the SEC. To the extent holdings of Columbia common stock by the directors and executive officers of Columbia or holdings of Pacific Premier common stock by directors and executive officers of Pacific Premier have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.

The following communications were shared by PPBI with customers on April 23, 2025.

1 » PAGE 02 Client Communication » PAGE 04 Client FAQ Client Packet Member FDIC In this packet you will find the following documents: For Internal Use Only

2 To Our Valued Clients: We are pleased to announce our agreement to merge Pacific Premier Bank into Umpqua Bank. This exciting combination of two exceptional companies will result in a best-in-class banking franchise unlike anything that currently exists in the western United States. Umpqua and Pacific Premier are both strong, well-managed, and disciplined banks with complementary products, services, and a combined footprint across eight western states. Umpqua shares our client-centric approach, our dedication to relationship banking, and our unwavering commitment to exemplary service. They are also known for creating a positive environment for employees and enhancing the prosperity of the communities they serve. Together, we will provide you an expanded suite of products, enhanced access, and a continuation of the excellent service you’ve come to expect from Pacific Premier. As part of Umpqua Bank, you will continue to benefit from the services you utilize today, as well as gain access to leasing services, expanded treasury management solutions, a comprehensive array of personal and business wealth management services, single-family mortgages, and a combined network of more than 350 branches throughout the West. Your business and personal banking will be able to grow comfortably with us while you enjoy the same relationships with the bankers you know and trust. In addition to the merger with Pacific Premier Bank, Umpqua Bank will change its name to Columbia Bank later this year. The Columbia name aligns with the bank’s holding company, Columbia Banking System, and a variety of other brands the bank operates today, including Columbia Wealth Management, Columbia Trust Company, Columbia Private Banking, and Columbia Wealth Advisors. More information on the name change will be provided in coming months. Client Communication

3 At this time, no action is required on your part. Please continue to bank confidently with Pacific Premier as you normally would. The merger with Umpqua is anticipated to be completed later this year, subject to regulatory, shareholder, and other required approvals. We are dedicated to creating a seamless experience as we progress with the merger and will keep you informed with regular updates. You will find additional information about Umpqua Bank and details on what to expect throughout the merger process on the Information Center at UmpquaBank.com/pacific. If you have any questions, please feel free to contact your banker, visit your local branch, or call us at 855.343.4070. We value your business and look forward to serving you for many years to come. Sincerely, Steve Gardner Chairman and CEO Pacific Premier Bank

4 Pacific Premier Bank is joining Umpqua Bank to expand opportunities for businesses and consumers. Frequently asked questions about our merger with Umpqua Bank We are pleased to announce our agreement to merge Pacific Premier Bank into Umpqua Bank. This exciting combination of two exceptional companies will result in a best-in-class banking franchise unlike anything that currently exists in the western United States. Umpqua and Pacific Premier are both strong, well-managed, and disciplined banks with complementary products, services, and a combined footprint across eight western states. Umpqua shares our client-centric approach, our dedication to relationship banking, and our unwavering commitment to exemplary service. They also are known for creating a positive environment for employees and enhancing the prosperity of the communities they serve. Together, we will provide you an expanded suite of products, enhanced access, and a continuation of the excellent service you’ve come to expect from Pacific Premier. As part of Umpqua Bank, you will continue to benefit from the services you utilize today, as well as gain access to leasing services, expanded treasury management solutions, a comprehensive array of personal and business wealth management services, single-family mortgages, and a combined network of more than 350 branches throughout the West. Your business and personal banking will be able to grow comfortably with us while you enjoy the same relationships with the bankers you know and trust. The merger with Umpqua is anticipated to be completed later this year, subject to regulatory, shareholder, and other required approvals. Until the merger closes, both banks will continue to operate independently. The following information provides answers Until the transaction closes, which, we expect to occur later in 2025 (subject to the satisfaction of certain closing conditions, including the receipt of regulatory and shareholder approvals), Pacific Premier Bank and Umpqua Bank remain separate, independent companies. This means we are continuing to operate as normal, and you should see no change in the way we support you. Client FAQ

5 to questions you may have about our partnership with Umpqua Bank and what this means for you. Continue to Bank as Usual There will be no interruption in access to your accounts or services due to this announcement. You may continue to use your debit and credit cards, checks, online banking, apps, and all other services as you always have. Please continue to make loan payments according to the terms of your loan. Pacific Premier Trust clients can confidently continue to transact as you normally would. Following the close of the merger, a conversion to Umpqua Bank systems and services is expected to occur in early 2026. Pacific Premier Trust systems will not undergo a system Umpqua Pacific Premier [58] [296] Los Angeles Seattle

6 conversion. Umpqua Bank operates many of the same technologies and services you enjoy today, which will create a smooth transition experience. Please rest assured you will be provided with details about any changes to your accounts and services well in advance. Throughout the transition, our teams will be available to answer your questions and provide you with the exceptional service you’ve come to expect. Familiar Faces You will continue working with the same talented Pacific Premier client-facing staff and relationship managers who know you and your business so well. As part of Umpqua Bank, they will have access to a broader array of solutions and additional expertise to meet more of your financial needs. We are committed to ensuring a smooth experience as we combine our organizations, and our relationship managers will be there to assist you throughout the transition.

7 Frequently Asked Questions About our partnership with Umpqua Bank Who is Umpqua Bank? Umpqua Bank is the third largest bank headquartered on the West Coast with over $50 billion in assets and approximately 300 locations in Washington, Oregon, California, Nevada, Arizona, Colorado, Utah, and Idaho. Based in Lake Oswego, Oregon and founded in 1953, the bank serves both businesses and individuals through a relationship-focused approach, offering the personalized service of a community bank. Umpqua offers a variety of solutions, including retail and commercial banking, SBA lending, agricultural banking, healthcare banking, institutional and corporate banking, treasury management, global payments, equipment leasing, and more. Customers also enjoy access to comprehensive investment services, wealth management expertise and private banking through Columbia Wealth Management, a division of Umpqua Bank. The bank is committed to the prosperity of the communities it serves, contributing more than $7 million annually in various donations, sponsorships and grants through its corporate giving and the Umpqua Bank Charitable Foundation. Where can I find more information about Umpqua Bank? Additional information about Umpqua Bank can be found at UmpquaBank.com. What will this change mean for my banking relationship? As part of Umpqua Bank, you will have access to a variety of new services while continuing to enjoy the deep expertise of local bankers and a network of locations that spans the West. Umpqua brings additional leasing expertise and solutions, a broad array of treasury management and fraud protection services, home loans, as well as a comprehensive assortment of personal and business wealth management solutions that include private banking, investments, insurance and fiduciary trust services through its Columbia Wealth Management division. Additionally, the size of our combined institution will provide greater lending capacity for our bankers. You will be able to grow comfortably with us while enjoying the same relationships with the bankers you know and trust.

8 Many new Umpqua Bank services will be available immediately following the close of the merger. However, some services are tied to Umpqua’s operating systems and will become available when our bank systems and services convert to those offered by Umpqua Bank, which we expect to occur in early 2026. Our bankers will introduce you to these new services and discuss which solutions could help support your business or personal banking needs. What will happen to my banker? You will continue to enjoy the same relationship with our bankers as you always have. We value the relationship you share with your client-facing team and relationship managers, and it is important to us that you continue to work with someone who knows you and your business. Your relationship manager will now be backed by the West’s leading regional bank, providing you with access to additional solutions designed to help you and your business thrive. What kinds of changes can I expect in the next few months? You will not see any immediate changes to the services we provide. As the close of the merger approaches, we will share additional information with you. Though there might be minor changes at the merger’s closing, most changes to your accounts and services will not occur until our systems and services transition to those offered by Umpqua Bank, which we expect to occur in early 2026. Umpqua Bank operates many of the same technologies and services you enjoy today, which will help create a smooth transition experience. We will provide you with ample notice of any change to your services, as well as detailed information and support resources well in advance. Up-to-date information about our progress will always be available in the Information Center at UmpquaBank.com/pacific. Will any Pacific Premier branches close? Not at this time. Due to the overlap between some locations in the Northwest, there may be a small number of consolidations. We are currently evaluating the Pacific Premier and Umpqua locations that overlap and expect to share details about any consolidations well in advance.

9 Can I visit an Umpqua Bank branch to conduct my banking? Not at this time. Until the close of the merger, we remain separate and independent banks, and you may not conduct your Pacific Premier banking at Umpqua Bank. Please continue to visit any of our branch locations. You may begin using Umpqua Bank branches following the close of our merger, which we anticipate will occur later in 2025. Can I use an Umpqua Bank ATM without paying a fee? Not at this time. You may not use an Umpqua Bank ATM without incurring fees until the close of the merger. Once the merger has closed, you may use your Pacific Premier ATM or debit card at over 350 Umpqua Bank ATMs across the West without incurring a fee. Why are you changing the name of the bank to Columbia Bank? Umpqua is changing the name of the bank to Columbia Bank to ensure brand clarity as they expand West and to simplify the bank’s family of brands. The name Columbia Bank aligns with the name of the bank’s holding company, Columbia Banking System, and a variety of other brands the bank operates today, including Columbia Wealth Management, Columbia Trust Company, Columbia Private Bank and Columbia Wealth Advisors. When will the name change occur? Umpqua anticipates changing the name later this year. They will provide you with plenty of notice before the date of the name change. How will the name change impact Pacific Premier clients? Umpqua does not expect the name change to have an impact on Pacific Premier. I did not see my question in the Q&A Please contact your relationship manager directly or call us at 855.343.4070.

10 Forward-Looking Statements This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”) (the “Transaction”), the plans, objectives, expectations and intentions of Columbia and Pacific Premier, the expected timing of completion of the Transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “believe,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within Columbia’s or Pacific Premier’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the success, impact, and timing of Columbia’s and Pacific Premier’s respective business strategies, including market acceptance of any new products or services and Columbia’s and Pacific Premier’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Columbia and Pacific Premier are parties; the outcome of any legal proceedings that may be instituted against Columbia or Pacific Premier; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain shareholder or stockholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in Columbia’s or Pacific Premier’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Columbia and Pacific Premier do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic Transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of Columbia and Pacific Premier promptly and successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of Columbia and Pacific Premier. Additional factors that could cause results to differ materially from those described above can be found in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the Securities and Exchange Commission (the “SEC”) (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/000 0887343/000088734325000054/colb-20241231.htm#i6860d1bb88754f2d85d33ee6bd121966_493) and available on Columbia’s investor relations website, www.columbiabankingsystem.com, under the heading “SEC Filings,” and in other documents Columbia files with the SEC, and in Pacific Premier’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the SEC (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1028918/000102891825000014/ppbi-20241231.htm) and available on Pacific Premier’s website, www.investors.ppbi.com, under the heading “SEC Filings” and in other documents Pacific Premier files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Columbia nor Pacific Premier assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except

11 as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. Important Additional Information and Where to Find It In connection with the proposed Transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and Pacific Premier and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Columbia and Pacific Premier will be submitted to Columbia’s and Pacific Premier’s shareholders or stockholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, COLUMBIA SHAREHOLDERS AND PACIFIC PREMIER STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders or stockholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, Columbia and Pacific Premier, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Columbia Banking System, Inc., Attention: Investor Relations, 1301 A Street, Tacoma, WA 98402-4200, (503) 727-4100 or to Pacific Premier Bancorp, Inc., Attention: Corporate Secretary, 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, (949) 864-8000. Participants in the Solicitation Columbia, Pacific Premier, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Columbia shareholders or Pacific Premier stockholders in connection with the Transaction under the rules of the SEC. Information regarding Columbia’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 25, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000887343/00008 8734325000054/colb-20241231.htm#i6860d1bb88754f2d85d33ee6bd121966_493); in the sections entitled “Board Structure and Compensation,” “Compensation Discussion and Analysis,” “Compensation Tables,” “Information about Executive Officers,” “Beneficial Ownership of Directors and Executive Officers” and “Certain Relationships and Related Transactions” in Columbia’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000887343/000088734325000152/colb-20250403.htm); and other documents filed by Columbia with the SEC. Information regarding Pacific Premier’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Pacific Premier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available at https://www.sec.gov/ix?doc=/ Archives/edgar/data/1028918/000102891825000014/ppbi-20241231.htm); in the sections entitled “Compensation of Non-Employee Directors,” “Security Ownership of Directors and Executive Officers,” “Certain Relationships and Related Transactions,” “Summary Compensation Table,” “Employment Agreements, Salary Continuation Plans, Severance, and Change-in-Control Payments,” and “Summary of Potential Termination Payments” in Pacific Premier’s definitive proxy statement relating to its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (available at https://www.sec.gov/ix?doc=/Archives/ edgar/data/1028918/000155837025004551/ppbi-20250519xdef14a.htm); and other documents filed by Pacific Premier with the SEC. To the extent holdings of Columbia common stock by the directors and executive officers of Columbia or holdings of Pacific Premier common stock by directors and executive officers of Pacific Premier have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.

*          *          *

Forward-Looking Statements

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”) (the “Transaction”), the plans, objectives, expectations and intentions of Columbia and Pacific Premier, the expected timing of completion of the Transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “believe,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within Columbia’s or Pacific Premier’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the success, impact, and timing of Columbia’s and Pacific Premier’s respective business strategies, including market acceptance of any new products or services and Columbia’s and Pacific Premier’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Columbia and Pacific Premier are parties; the outcome of any legal proceedings that may be instituted against Columbia or Pacific Premier; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain shareholder or stockholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in Columbia’s or Pacific Premier’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Columbia and Pacific Premier do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic Transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of Columbia and Pacific Premier promptly and successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of Columbia and Pacific Premier. Additional factors that could cause results to differ materially from those described above can be found in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the Securities and Exchange Commission (the “SEC”) (available here) and available on Columbia’s investor relations website, www.columbiabankingsystem.com, under the heading “SEC Filings,” and in other documents Columbia files with the SEC, and in Pacific Premier’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the SEC (available here) and available on Pacific Premier’s website, www.investors.ppbi.com, under the heading “SEC Filings” and in other documents Pacific Premier files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Columbia nor Pacific Premier assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information and Where to Find It

In connection with the proposed Transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and Pacific Premier and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Columbia and Pacific Premier will be submitted to Columbia’s and Pacific Premier’s shareholders or stockholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, COLUMBIA SHAREHOLDERS AND PACIFIC PREMIER STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders or stockholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, Columbia and Pacific Premier, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Columbia Banking System, Inc., Attention: Investor Relations, 1301 A Street, Tacoma, WA 98402-4200, (503) 727-4100 or to Pacific Premier Bancorp, Inc., Attention: Corporate Secretary, 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, (949) 864-8000.

Participants in the Solicitation

Columbia, Pacific Premier, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Columbia shareholders or Pacific Premier stockholders in connection with the Transaction under the rules of the SEC. Information regarding Columbia’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 25, 2025 (available here); in the sections entitled “Board Structure and Compensation,” “Compensation Discussion and Analysis,” “Compensation Tables,” “Information about Executive Officers,” “Beneficial Ownership of Directors and Executive Officers” and “Certain Relationships and Related Transactions” in Columbia’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025 (available here); and other documents filed by Columbia with the SEC. Information regarding Pacific Premier’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Pacific Premier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available here); in the sections entitled “Compensation of Non-Employee Directors,” “Security Ownership of Directors and Executive Officers,” “Certain Relationships and Related Transactions,” “Summary Compensation Table,” “Employment Agreements, Salary Continuation Plans, Severance, and Change-in-Control Payments,” and “Summary of Potential Termination Payments” in Pacific Premier’s definitive proxy statement relating to its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (available here); and other documents filed by Pacific Premier with the SEC. To the extent holdings of Columbia common stock by the directors and executive officers of Columbia or holdings of Pacific Premier common stock by directors and executive officers of Pacific Premier have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.